Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 12 DATED SEPTEMBER 2, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Main Street Townes at Lilburn Controlled Subsidiary - Lilburn, GA

On August 29, 2022 we acquired ownership of a “majority-owned subsidiary”, FR - Main Street Townes at Lilburn, LLC (“Main Street Townes at Lilburn Controlled Subsidiary”), for a purchase price of approximately $447,000 which is the initial stated value of our equity interest in a new investment round in Main Street Townes at Lilburn Controlled Subsidiary (“Main Street Townes at Lilburn eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Main Street Townes at Lilburn Controlled Subsidiary, for a purchase price of approximately $4,021,000 (“Main Street Townes at Lilburn Interval Fund Investment” and, together with Main Street Townes at Lilburn Growth eREIT VII Investment, “Main Street Townes at Lilburn Investment”). Main Street Townes at Lilburn Controlled Subsidiary used the proceeds of the Main Street Townes at Lilburn Investment to acquire eleven (11) townhomes in the planned Main Street Townes at Lilburn subdivision generally located off of Main Street NW in Lilburn, GA (the “Main Street Townes at Lilburn Property”). We anticipate the Main Street Townes at Lilburn Controlled Subsidiary, or one of our affiliates, will purchase up to eighty (80) homes in the Main Street Townes at Lilburn Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Main Street Townes at Lilburn Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Main Street Townes at Lilburn Investment and initial tranche of the eleven (11) townhomes occurred concurrently.

Main Street Townes at Lilburn Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Main Street Townes at Lilburn Growth eREIT VII Investment, we have authority for the management of Main Street Townes at Lilburn Controlled Subsidiary, including Main Street Townes at Lilburn Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Main Street Townes at Lilburn Controlled Subsidiary.

The total purchase price for the Main Street Townes at Lilburn Property is anticipated to be approximately $32,009,000, an average of approximately $400,000 per home. We anticipate additional hard costs of approximately $46,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $920,000 bringing the total projected project cost for the Main Street Townes at Lilburn Property to approximately $32,975,000. The home builder expects to deliver approximately seven (7) homes per month, with full delivery of the eighty (80) homes expected in August 2023. Main Street Townes at Lilburn Property consists of a mix of unit types and floorplans, ranging from 2,128 square foot 3 bedroom, 4 bath townhomes to 2,152 square foot 3 bedroom, 4 bath townhomes. Professional third-party property management will be installed to manage the Main Street Townes at Lilburn Property.

The following table contains underwriting assumptions for the Main Street Townes at Lilburn Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Main Street Townes at Lilburn	6.50%	3.00%	3.09%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.